Suzanne D. Snapper
Chief Financial Officer and Executive Vice President
29222 Rancho Viejo Rd., Suite 127
San Juan Capistrano, California 92675
Direct line (949) 540-1220
Direct Fax (949) 540-3030

September 26, 2019

Mr. Charles Eastman
Senior Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    The Ensign Group, Inc.
Quarterly Report on Form 10-Q for the three and six months ended June 30, 2019
Current Report on Form 8-K filed on August 1, 2019
File No. 001-33757

Dear Mr. Eastman:

This letter sets forth the response of The Ensign Group, Inc. and its independent subsidiaries ("we", "our" or "the Company") based upon our conversations with the staff (the "Staff") of the Securities and Exchange Commission on September 18, 2019, with respect to our Quarterly Report on the Form 10-Q for the three and six months ended June 30, 2019 and Current Report on Form 8-K filed on August 1, 2019.

COMPANY RESPONSE:

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, pages 54-57

As discussed with the Staff, in the future, the Company will present Adjusted EBITDAR as a financial valuation measure for the current period only, rather than disclosing Adjusted EBITDAR for the comparable prior period. We use Adjusted EBITDAR as one measure in determining the value of prospective acquisitions. It is also a commonly used measure by our management, research analysts and investors, to compare the enterprise value of different companies in the healthcare industry, without regard for differences in capital structures and leasing arrangements. We will also clarify that Adjusted EBITDAR is a financial valuation measure within the Discussion of Non-GAAP Financial Measures. Finally, the Company will discontinue use of Adjusted EBITDAR for each reportable segment.

Form 8-K filed August 1, 2019 - Exhibit 99.1

We have attached Exhibits A and B to provide you the prospective disclosures. Exhibit A includes excerpts of our Quarterly Report on the Form 10-Q that reflect how we propose to disclose Adjusted EBITDAR in the future. Exhibit B includes portions of our Current Report on the Form 8-K that reflect how we propose to discontinue use of Adjusted EBITDAR for each reportable segment in the future.

In addition, the Company will clarify that Adjusted EBITDAR is a financial valuation measure within the Discussion of Non-GAAP Financial Measures. Included within Exhibit B are portions of our Current Report on the Form 8-K that reflect how we propose to clarify that Adjusted EBITDAR is a financial valuation measure in the future filings.

Thank you for your consideration. Should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Suzanne D. Snapper, the Company’s Chief Financial Officer and Executive Vice President, at (949) 487-9500.

Sincerely,

/s/ Suzanne D. Snapper
Suzanne D. Snapper
Chief Financial Officer and Executive Vice President

cc:
Barry R. Port, Chief Executive Officer
Chad A. Keetch, Chief Investment Officer, Executive Vice President and Secretary
Beverly B. Wittekind, Vice President & General Counsel
Craig Mordock, Sheppard Mullin Richter & Hampton LLP, SEC Counsel

*    *    *

Exhibit A - Excerpts from the Company’s Quarterly Report on Form 10-Q for the periods ended June 30, 2019

Item 2. Management Discussion and Analysis of Financial Condition and Results of Operations

For illustrative purposes only, using the second quarter financial information, below is an example of our disclosure that will be included in the third quarter filing.

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

	(In thousands)
Non-GAAP Financial Measures:
Performance Metrics
EBITDA	$50,714	$43,081	$100,881	$87,521
Adjusted EBITDA	56,776	46,321	113,530	92,956
Valuation Metric
Adjusted EBITDAR	$93,727		$186,184

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

	(In thousands)
Consolidated statements of income data:
Net income	$28,925	$22,326	$56,532	$45,619
Less: net income attributable to noncontrolling interests	316	315	551	476
Add: Interest expense, net	3,369	3,307	6,466	6,472
Provision for income taxes	5,552	6,142	12,652	12,663
Depreciation and amortization	13,184	11,621	25,782	23,243
EBITDA	$50,714	$43,081	$100,881	$87,521

Results related to closed operations and operations not at full capacity(a)	365	209	629	325
Losses/(earnings) related to operations in the start-up phase(b)	82	(2,543)	317	(4,794)
Return of unclaimed class action settlement	—	—	—	(1,664)
Share-based compensation expense	3,302	2,520	6,255	4,829
Proposed spin-off transaction costs(c)	1,658	—	4,648	—
Acquisition related costs(d)	546	83	608	111
Business interruption recoveries(e)	—	(675)	—	(675)
Rent related to items above	109	3,646	192	7,303
Adjusted EBITDA	$56,776	$46,321	$113,530	$92,956
Rent—cost of services	37,060	34,472	72,846	68,322
Less: rent related to items above	(109)	(3,646)	(192)	(7,303)
Adjusted rent - cost of services	36,951	30,826	72,654	61,019
Adjusted EBITDAR	$93,727		$186,184

(a)	Results at closed operations and operations not at full capacity during the three and six months ended June 30, 2019 and 2018.

(b)	Represents results related to facilities currently in the start up phase after construction was completed. This amount excludes rent, depreciation and interest expense.

(c)	Costs incurred in connection with our proposed spin-off of our home health and hospice operations and substantially all of our senior living operations to a newly formed publicly traded company.

(d)	Costs incurred to acquire operations which are not capitalizable.

(e)	Business interruption recoveries related to insurance claims with respect to the California fires that occurred in the fourth quarter of 2017.

Exhibit B - Excerpts from the Company’s Current Report on Form 8-K filed on August 1, 2019

Exhibit 99.1

For illustrative purposes only, using the second quarter financial information, below is an example of our disclosure that will be included in the third quarter filing.

THE ENSIGN GROUP, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(In thousands)
(Unaudited)

The table below reconciles net income from operations to EBITDA and Adjusted EBITDA for each reportable segment for the periods presented:

	Three Months Ended June 30,
	Transitional and Skilled Services		Senior Living Services		Home Health and Hospice
	2019	2018	2019	2018	2019	2018

Statements of Income Data:
Income from operations, excluding general and administrative expense(a)	$56,652	$43,210	$4,821	$4,966	$7,306	$6,268
Less: net income attributable to noncontrolling interests	—	—	—	—	200	281
Depreciation and amortization	8,938	7,708	2,019	1,863	320	281
EBITDA	$65,590	$50,918	$6,840	$6,829	$7,426	$6,268

Adjustments to EBITDA:
Results related to operations in the start-up phase(b)	—	(2,626)	—	56	82	27
Results related to closed operations and operations not at full capacity(c)	25	209	—	—	—	—
Share-based compensation expense	1,573	1,076	96	180	162	99
Transaction-related costs(d)	—	—	—	—	438	—
Business interruption recoveries(e)	—	(675)	—	—	—	—
Rent related to items above	77	2,759	—	880	2	7
Adjusted EBITDA	$67,265	$51,661	$6,936	$7,945	$8,110	$6,401
Rent—cost of services	29,656	27,832	6,422	5,928	776	552
Less: rent related to items above	(77)	(2,759)	—	(880)	(2)	(7)
Adjusted rent - cost of services	$29,579	$25,073	$6,422	$5,048	$774	$545
(a) General and administrative expenses are not allocated to any segment for purposes of determining segment profit or loss.
(b) Represents results related to facilities currently in the start up phase after construction was completed. This amount excludes rent, depreciation and interest expense.
(c) Results at closed operations and operations not at full capacity during the three months ended June 30, 2019 and 2018.
(d) Costs incurred to acquire operations which are not capitalizable.
(e) Business interruption recoveries related to insurance claims of the California fires that occurred in the fourth quarter of 2017.

	Six Months Ended June 30,
	Transitional and Skilled Services		Senior Living Services		Home Health and Hospice
	2019	2018	2019	2018	2019	2018

Statements of Income Data:
Income from operations, excluding general and administrative expense(a)	$115,416	$89,405	$9,859	$9,629	$14,174	$12,326
Less: net income attributable to noncontrolling interests	—	—	—	—	350	370
Depreciation and amortization	17,552	15,510	3,919	3,460	580	526
EBITDA	$132,968	$104,915	$13,778	$13,089	$14,404	$12,482

Adjustments to EBITDA:
Results related to operations in the start-up phase(b)	—	(5,008)	—	178	317	36
Results related to closed operations and operations not at full capacity(c)	289	325	—	—	—	—
Share-based compensation expense	2,958	2,063	175	338	299	190
Transaction-related costs(d)	—	—	—	—	438	—
Business interruption recoveries(e)	—	(675)	—	—	—	—
Rent related to items above	153	5,526	—	1,764	9	13
Adjusted EBITDA	$136,368	$107,146	$13,953	$15,369	$15,467	$12,721
Rent—cost of services	58,219	54,609	12,808	12,309	1,412	1,089
Less: rent related to items above	(153)	(5,526)	—	(1,764)	(9)	(13)
Adjusted rent - cost of services	$58,066	$49,083	$12,808	$10,545	$1,403	$1,076
(a) General and administrative expenses are not allocated to any segment for purposes of determining segment profit or loss.
(b) Represents results related to facilities currently in the start up phase after construction was completed. This amount excludes rent, depreciation and interest expense.
(c) Results at closed operations and operations not at full capacity during the six months ended June 30, 2019 and 2018.
(d) Costs incurred to acquire operations which are not capitalizable.
(e) Business interruption recoveries related to insurance claims of the California fires that occurred in the fourth quarter of 2017.

THE ENSIGN GROUP, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(In thousands)
(Unaudited)

The table below reconciles net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR for the periods presented:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018

	(In thousands)
Consolidated statements of income data:
Net income	$28,925	$22,326	$56,532	$45,619
Less: net income attributable to noncontrolling interests	316	315	551	476
Add: Interest expense, net	3,369	3,307	6,466	6,472
Provision for income taxes	5,552	6,142	12,652	12,663
Depreciation and amortization	13,184	11,621	25,782	23,243
EBITDA	$50,714	$43,081	$100,881	$87,521

Results related to closed operations and operations not at full capacity(a)	365	209	629	325
Losses/(earnings) related to operations in the start-up phase(b)	82	(2,543)	317	(4,794)
Return of unclaimed class action settlement	—	—	—	(1,664)
Share-based compensation expense	3,302	2,520	6,255	4,829
Proposed spin-off transaction costs(c)	1,658	—	4,648	—
Acquisition related costs(d)	546	83	608	111
Business interruption recoveries(e)	—	(675)	—	(675)
Rent related to items above	109	3,646	192	7,303
Adjusted EBITDA	$56,776	$46,321	$113,530	$92,956
Rent—cost of services	37,060	34,472	72,846	68,322
Less: rent related to items above	(109)	(3,646)	(192)	(7,303)
Adjusted rent - cost of services	36,951	30,826	72,654	61,019
Adjusted EBITDAR	$93,727		$186,184

(a)	Results at closed operations and operations not at full capacity during the three and six months ended June 30, 2019 and 2018.

(b)	Represents results related to facilities currently in the start up phase after construction was completed. This amount excludes rent, depreciation and interest expense.

(c)	Costs incurred in connection with our proposed spin-off of our home health and hospice operations and substantially all of our senior living operations to a newly formed publicly traded company.

(d)	Costs incurred to acquire operations which are not capitalizable.

(e)	Business interruption recoveries related to insurance claims with respect to the California fires that occurred in the fourth quarter of 2017.

Discussion of Non-GAAP Financial Measures

EBITDA consists of net income before (a) interest expense, net, (b) provisions for income taxes and (c) depreciation and amortization. Adjusted EBITDA consists of net income before (a) interest expense, net, (b) provisions for income taxes, (c) depreciation and amortization, (d) costs incurred for operations currently in start-up phase, excluding depreciation, interest and income taxes, (e) results of operations not at full capacity, excluding depreciation, interest and income taxes, (f) share-based compensation expense, (g) return of unclaimed class action settlement, (h) patient base and other acquisition-related costs and (i) proposed spin-off transaction costs. Adjusted EBITDAR consists of net income before (a) interest expense, net, (b) provisions for income taxes, (c) depreciation and amortization, (d) rent-cost of services, (e) costs incurred for facilities currently in start-up phase, excluding rent, depreciation, interest and income taxes, (f) results operations not at full capacity, excluding rent, depreciation, interest and income taxes, (g) share-based compensation expense, (h) return of unclaimed class action settlement, (i) patient base and other acquisition-related costs and (j) proposed spin-off transaction costs. The company believes that the presentation of EBITDA, adjusted EBITDA, adjusted net income and adjusted earnings per share provides important supplemental information to management and investors to evaluate the company’s operating performance. Adjusted EBITDAR is a financial valuation measure that is not specified in GAAP. This measure is not displayed as a performance measure as it excludes rent expense, which is a normal and recurring operating expense. The company believes disclosure of adjusted net income, adjusted net income per share, EBITDA, adjusted EBITDA and adjusted EBITDAR has substance because the excluded revenues and expenses are infrequent in nature and are variable in nature, or do not represent current revenues or cash expenditures. A material limitation associated with the use of these measures as compared to the GAAP measures of net income and diluted earnings per share is that they may not be comparable with the calculation of net income and diluted earnings per share for other companies in the company's industry. These non-GAAP financial measures should not be relied upon to the exclusion of GAAP financial measures. For further information regarding why the company believes that this non-GAAP measure provides useful information to investors, the specific manner in which management uses this measure, and some of the limitations associated with the use of this measure, please refer to the company's periodic filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The company’s periodic filings are available on the SEC's website at www.sec.gov or under the "Financial Information" link of the Investor Relations section on Ensign’s website at http://www.ensigngroup.net.